UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2019

Commission file number: 333-207107

Ehave, Inc.
(Translation of Registrant’s Name Into English)

203-277 Lakeshore Road East

Oakville, ON L6J 6J3

Canada

(905) 362-1499

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

As previously reported, on May 6, 2019, Ehave, Inc. (the “Company”) held a special meeting (the “Meeting”) of its shareholders, at which the Company’s shareholders approved, among other things, a special resolution of the shareholders, authorizing the amendment of the Company’s articles to consolidate the issued and outstanding common shares (“Shares”) of the Company, in up to three consecutive share consolidations to occur at any time as determined by the board of directors of the Company, within one calendar year of the date of the Meeting, provided that the first consolidation, the second consolidation, and the third consolidation shall collectively effect a consolidation on a basis of between (i) two pre-consolidation Shares (“Pre-Consolidation Shares”) to one post-consolidation Share (“Post-Consolidation Share”), and (ii) 200 Pre-Consolidation Shares to one Post-Consolidation Share.

On May 13, 2019, the Company determined a share consolidation ratio of 100 Pre-Consolidation Shares to one Post-Consolidation Share, to be effective as of May 28, 2019 (the “Share Consolidation”), and on May 24, 2019, the Company filed with the Province of Ontario an Articles of Amendment to its Articles of Incorporation (the “Articles Amendment”) to effect the Share Consolidation, which will become effective as of May 28, 2019.

When the Share Consolidation becomes effective, every 100 issued and outstanding Pre-Consolidation Shares (and such Shares held in treasury) will automatically be converted into one Post-Consolidation Share. In addition, a proportionate adjustment will be made to the per share exercise price and the number of Shares issuable upon conversion of the Company’s outstanding Shares of preferred stock and exercise of all outstanding stock options and warrants to purchase Shares. Any fraction of a Share of common stock that would otherwise have resulted from the Share Consolidation will be rounded up to the nearest whole Post-Consolidation Share.

The Company’s shares will continue to be quoted on the Pink Open Market under the symbol “EHVVF.” The new CUSIP number for the Shares following the Share Consolidation will be 28238M205.

VStock Transfer, the Company’s transfer agent, will act as the exchange agent for the Share Consolidation.

A copy of the Articles Amendment is attached as Exhibit 1.1 hereto and incorporated herein by reference.

Exhibit Number	Description
3.1	Articles of Amendment to the Articles of Incorporation dated May 28, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Registrant: Ehave, Inc.

May 24, 2019	By:	/s/ Prateek Dwivedi
Prateek Dwivedi
Chief Executive Officer